UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

DESCRIPTION OF SECURITIES

Cheer Holding, Inc. (the “Company”, “we,” or “our”) is a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association and the law of the Cayman Islands, including the Cayman Islands Companies Act (As Revised).

Our authorized share capital is US$20,700 divided into 20,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each. As of September 25, 2024, there are 10,285,568 Class A Shares issued and outstanding and 500,000 Class B Shares issued and outstanding. There are no preferred shares issued and outstanding. The following are summaries of material provisions of our Memorandum and Articles of Association which are currently effective and the Cayman Islands Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares and preferred shares.

The following description is a summary and should be read in conjunction with our current Memorandum and Articles of Association, which have been publicly filed with the U.S. Securities and Exchange Commission (“SEC”).

Ordinary Shares

Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Class A Shares are entitled to such dividends as may be declared by our board of directors. As a matter of Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business. The holder of Class B Shares shall not be entitled to any dividends.

Voting Rights

Except for any vote in relation to variation of class rights, Class A Shares and Class B Shares shall vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Share shall be entitled to one (1) vote on a poll on all matters subject to vote at general meetings of the Company, and each Class B Share shall be entitled to one hundred (100) votes on a poll on all matters subject to vote at general meetings of the Company;

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting, at least five (5) shareholders entitled to vote or any one or more shareholders who together hold not less than 10% of our voting share capital present in person or by proxy.

A quorum required for a meeting of shareholders consists of two (2) shareholders present. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding at the date of deposit of the requisition not less one-third in par value of our voting share capital in issue. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders where a poll is taken requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution where a poll is taken requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders who hold voting shares, as permitted by Cayman Islands law and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

If our board of directors refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days as our board of directors may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of our Class A Shares on a pro rata basis, and holders of Class B Shares shall only be entitled to repayment of capital. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Purchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors; provided, however, that Class B Shares may only be redeemed at par value at the option of the holder. We may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Memorandum and Articles of Association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act (As Revised) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our Memorandum and Articles of Association, be varied with the consent in writing of the holders of not less than two thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements and certain other documents that we file with the SEC. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of our control that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition (one-third in par value of the issued voting shares) and convene general meetings of shareholders.

However, as a matter of Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Cayman Islands Companies Act (As Amended) to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall hold an annual general meeting in each calendar year, which shall be convened by the board of directors, but so that the maximum period between such annual general meetings shall not exceed fifteen (15) months. Our board of directors shall give not less than seven clear days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding voting shares representing in aggregate not less than one-third in par value of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not requisitioned by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

●	whether voting rights are attached to the share in issue;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preferred Shares

Our Memorandum and Articles of Association authorizes 2,000,000 preferred shares of which none are issued and outstanding as the date of this prospectus.

The directors may authorize the division of shares into any number of classes and the different classes shall be authorized, established and designated by the directors.

Public Warrants

Each public warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $57.50 per half share (after giving effect to Share Consolidation effected in November 2023), subject to adjustment as discussed below. No fractional shares will be issued upon exercise of the public warrants. Pursuant to the warrant agreement, a warrant holder may exercise its public warrants only for a whole number of shares. For example, if a warrant holder holds two public warrants, such public warrants will be exercisable for one ordinary share. Except as set forth below, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the Class A Shares issuable upon exercise of the public warrants and a current prospectus relating to such Class A Shares. Notwithstanding the foregoing, if a registration statement covering the Class A Shares issuable upon exercise of the public warrants is not effective within 90 days from the consummation of business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise public warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their public warrants on a cashless basis. The public warrants will expire five years from the consummation of our business combination at 5:00 p.m., New York City time.

We may call the public warrants for redemption, in whole and not in part, at a price of $.01 per warrant:

●	at any time while the public warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A Shares equals or exceeds $180.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Shares underlying such public warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the public warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a public warrant will have no further rights except to receive the redemption price for such holder’s public warrant upon surrender of such public warrant.

If we call the public warrants for redemption as described above, our management will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the public warrants for that number of Class A Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Shares underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Class A Shares for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. Whether we will exercise our option to require all holders to exercise their public warrants on a “cashless basis” will depend on a variety of factors including the price of our Class A Shares at the time the public warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The public warrants are in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding pubic warrants in order to make any change that adversely affects the interests of the registered holders. Accordingly, we would need approval from the holders of only 5,100,001, or 23.2%, of the public warrants to amend the terms of the public warrants.

The exercise price and number of Class A Shares issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the public warrants will not be adjusted for issuances of Class A Shares at a price below their respective exercise prices or issuance of the potential extension warrants in connection with an extension of the period of time for us to consummate an initial business combination, as described elsewhere in this prospectus.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Shares and any voting rights until they exercise their public warrants and receive Class A Shares. After the issuance of Class A Shares upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue Class A Shares unless at the time a holder seeks to exercise such public warrant, a prospectus relating to the Class A Shares issuable upon exercise of the public warrants is current and the Class A Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the Class A Shares issuable upon exercise of the public warrants until the expiration of the public warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the Class A Shares issuable upon exercise of the public warrants, holders will be unable to exercise their public warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the Class A Shares issuable upon the exercise of the public warrants is not current or if the Class A Shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the public warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the public warrants may have no value, the market for the public warrants may be limited and the public warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their public warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their public warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the Class A Shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a public warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Class A Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent capitalization of shares payable in Class A Shares, or by a split up of the Class A Shares or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of Class A Shares to be issued to the warrant holder.

As of December 31, 2023, the Company had 2,500,000 of public warrants outstanding (after giving effect to Share Consolidation effected in November 2023).

Listing

Our Class A Shares is listed on the Nasdaq Capital Market under the symbol “CHR” and our public warrants is listed under the ticker symbol “GSMGW”.

Our Transfer Agent, Warrant Agent and Rights Agent

The transfer agent for our Class A Shares, warrant agent for our public warrants and rights agent for our rights is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.

This report shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-237788) and on Form F-3 as amended (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2024	Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer